35 W. Wacker Drive Chicago, IL 60601 T +1 312 558 5600 F +1 312 558 5700

April 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ryan Adams

 Susan Block

Re:	Lear Corporation

Registration Statement on Form S-4

Filed March 14, 2014

File No. 333-194579

Dear Mr. Adams and Ms. Block:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated April 9, 2014, regarding the Company’s Registration Statement on Form S-4 (the “Form S-4”), filed with the Securities and Exchange Commission (the “Commission”) on March 14, 2014. We have addressed your April 9, 2014 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments. Concurrent with the filing of the letter, the Company is filing an amended Form S-4 and a revised Exhibit 5.1 with the Commission through its EDGAR system.

General

1.	We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2013. All comments on your Form 10-K will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-4.

The Company acknowledges the Staff’s comment and understands that all comments on the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 will need to be fully resolved before the Staff acts on a request for acceleration of the effectiveness of the Form S-4.

Exhibit 5.1

2.	We note your statement on page 2 that you have “assumed that all parties to the documents reviewed by us are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization, and have full power and authority to execute, deliver and perform under such documents . . .” Please revise to carve out the Company and Subsidiary Guarantors from these assumptions.

We have revised page 2 of our opinion to carve out the Company and Subsidiary Guarantors from the assumption referenced in the Staff’s comment.

If you should have any questions or comments about the response in this letter, please call me at (312) 558-7244.

Sincerely,

/s/ Erin G. Stone

Erin G. Stone
Winston & Strawn LLP